12061 Bluemont Way Reston, VA 20190 t: 703-948-3200 VerisignInc.com

April 24, 2013
BY EDGAR

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VeriSign, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 000-23593
Dear Mr. Gilmore:
I write on behalf of VeriSign, Inc. (the “Company”) in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 15, 2013 (the “Comment Letter”) setting out comments with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on February 28, 2013 (the “Annual Report”).

On behalf of the Company, set forth below is the response to each comment contained in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in italicized text prior to the responses. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data
Note 1 - Description of Business and Summary of Significant Accounting Policies
Property and Equipment, page 62

1.
We note that during 2012 you changed your estimate of the useful life of your computer equipment and hardware assets from 3 years to 4 years. Please tell us the impact this change had on your financial statements and your consideration for the disclosure requirements in ASC 250-10-50-4.

The change in the estimated useful life of computer equipment and hardware assets from 3 years to 4 years reduced depreciation expense for the year ended December 31, 2012 by approximately $7.9 million. The Company considered the disclosure requirements in ASC 250-10-50-4 and elected not to include disclosure of this amount on the basis that it was not material to the Company’s financial position, results of operations, cash flow or financial statements taken as a whole for the period of the change and is not expected to be material in any future period. The $7.9 million impact from the change in estimated useful life increased operating income by less than 2% and the

Mr. Patrick Gilmore
Accounting Branch Chief
April 24, 2013

after-tax impact of approximately $4.9 million increased net income by less than 2%. The Company also notes that the largest portion of the impact was included in Cost of Revenues, which was disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 35 of the Company’s 2012 Annual Report on Form 10-K (“the 2012 Form 10-K”). In future filings, the Company undertakes to include disclosure of the amount of the impact resulting from any future changes in estimated useful life or disclosure that the impact was not material, as applicable.
Note 7 - Debt and Interest Expense
Convertible Debentures, page 72

2.
We note that the $419 million carrying amount of the equity component as of December 31, 2012 and 2011 reported on page 74 has changed from the $686 million amount reported in the Form 10-K for the fiscal year ended December 31, 2011. Please provide your basis for changing the amount disclosed as the carrying amount of the equity component.

The $686 million amount reported in the Form 10-K for fiscal year ended December 31, 2011 as the carrying value of the equity component represents the debt discount (the excess of the principal amount over the carrying value of the liability component) upon issuance of $700 million less $14 million of issuance costs allocated to the equity component. The equity component was further reduced by $267 million of deferred taxes on the debt discount that was recorded as an adjustment to additional paid-in capital. Therefore, the net amount recorded in equity (after reducing the deferred taxes of $267 million) was $419 million, pursuant to FASB Staff Position Accounting Principles Board No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”), codified into ASC 470-20.
In preparing the Company’s 2012 Form 10-K, the Company noted that the disclosure requirements in ASC 470-20 are not explicit regarding whether the carrying amount recorded in equity should be net of deferred taxes, and determined that it is a better presentation to disclose the net amount actually recorded in equity as the equity component, which is consistent with the approach followed by several other companies with similar convertible debt instruments. Therefore the Company changed the presentation in the 2012 Form 10-K to identify the carrying value of the equity component as $419 million (i.e. the amount net of the deferred taxes of $267 million initially recorded) and included an additional table on page 73 of the 2012 Form 10-K to show the allocation of the proceeds from the issuance of the Convertible Debentures to the various financial statement line items. The Company’s Balance Sheets and Statements of Stockholders’ Equity (Deficit) have correctly presented the allocation of the proceeds from the Convertible Debentures upon adoption of FSP APB 14-1 in 2009 and in each of the following years.
Note 14 - Commitments and Contingencies
Legal Proceedings, page 87

3.
It is unclear from your disclosure whether you believe there is a reasonable possibility that a loss will be incurred related to your legal proceedings or indemnification obligations. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

The Company respectfully submits that, in accordance with ASC 450-20-50, when there is a reasonable possibility (i.e., more than remote) that a loss will be incurred related to litigation or other claims, it provides additional disclosure related to such litigation and other claims. In addition, the Company respectfully submits that it has disclosed in the 2012 Form 10-K, also in accordance with ASC 450-20-50, that an estimate of a loss or range of loss cannot be made and directs the Staff to the disclosure on page 88 of the 2012 Form 10-K where it discloses that “given the inherent uncertainties of the litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of possible loss or range of loss, if any, be reasonably estimated …”

Mr. Patrick Gilmore
Accounting Branch Chief
April 24, 2013

4.
Additionally, we note your disclosure on page 88 indicates your belief that matters reviewed, investigations, claims and lawsuits will not have a material adverse effect on your financial condition or results of operations. Please tell us what consideration was given to disclosing whether any outcome would have a material and adverse effect on your financial statements as a whole, including the statement of cash flows.

The Company’s review of investigations, claims and lawsuits in which it is involved includes an analysis of the potential effects that these matters may have on the Company’s financial statements as a whole. Based on this analysis, the Company believes that there will be no material adverse effect on its cash flows, in addition to its financial condition or results of operations. Therefore, in consideration of the Staff’s comment, the Company intends to clarify its disclosure in future periodic filings beginning with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 as follows:
“Verisign is involved in various other investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in its opinion, will have a material adverse effect on its financial condition, results of operations or cash flows.”
Exhibit 23.01 - Consent of Independent Registered Public Accounting Firm

5.
We note that the consent filed refers to the audit report dated February 28, 2013 with respect to the “consolidated statements of operations” and statements of “stockholders’ equity (deficit) and comprehensive income (loss)’’ among other statements. However, we further note that the statements filed in your Form 10-K for the fiscal year ended December 31, 2012 include statements of operations and comprehensive income and statements of stockholders’ equity (deficit). Please ensure that in future filings you obtain and file a consent that references the appropriate financial statements.

The Company confirms that it will obtain and file a consent that references the appropriate financial statements in its future filings beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2013.

* * * *

Mr. Patrick Gilmore
Accounting Branch Chief
April 24, 2013

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel and Secretary, at (703) 948-4551, Luci Altman, Vice-President, Associate General Counsel, at (703) 948-3966, or me at (703) 948-3963.

Very truly yours,

/S/ George E. Kilguss, III
George E. Kilguss, III
Chief Financial Officer
VeriSign, Inc.

cc:	Jaime John
Securities and Exchange Commission

Richard H. Goshorn
Luci Altman
John Calys
VeriSign, Inc.

David Lopez
Pamela L. Marcogliese
Cleary Gottlieb Steen & Hamilton LLP